EXHIBIT 10.2

AMENDMENT No. 26 TO PURCHASE AGREEMENT GPJ-003/96

This Amendment No. 26 ("Amendment 26") dated as of August 30, 2002 is between EMBRAER - Empresa Brasileira de Aeronáutica S.A. ("EMBRAER") and ExpressJet Airlines, Inc., formerly known as Continental Express, Inc. ("BUYER"), collectively hereinafter referred to as the "PARTIES", and relates to Purchase Agreement No. GPJ-003/96 between EMBRAER and BUYER, as amended from time to time, together with its Attachments, (collectively referred to as the "BASE Agreement") and Letter Agreements GPJ-004/96 dated August 5, 1996 and PCJ-004A/96 dated August 31, 1996 between EMBRAER and BUYER as amended from time to time (together with the BASE Agreement, collectively referred to herein as the "Purchase Agreement") for the purchase of up to two hundred and forty five (245) new EMB-145 aircraft.

This Amendment 26 sets forth the further agreement between EMBRAER and BUYER relative to, among other things, certain changes requested by BUYER in the Aircraft configuration described in Attachment "A" of the Purchase Agreement and the incorporation of **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**, pursuant to Article 11 of the Purchase Agreement. All terms defined in the Purchase Agreement shall have the same meaning when used herein and in case of any conflict between this Amendment 26 and the Purchase Agreement, this Amendment 26 shall control.

NOW, THEREFORE, for good and valuable consideration, which is hereby acknowledged, EMBRAER and BUYER hereby agree as follows:

1. **Incorporation of [CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**

Each of the newly manufactured EMB 145 XR AIRCRAFT shall include the incorporation of **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**

2. **Installation of [CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**

Each of the newly manufactured EMB 145 LR AIRCRAFT from the one hundred and thirty sixth (136th) through the one hundred and forty first (141st), and each of the newly manufactured EMB 145 XR AIRCRAFT shall be delivered with **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**

3. Incorporation of [CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

Each of the newly manufactured EMB 145 XR AIRCRAFT shall include the incorporation of **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**

4. Aircraft Basic Price

As a result of these changes in the AIRCRAFT configuration and in the AIRCRAFT BASIC PRICES specified in this Amendment 26, the AIRCRAFT BASIC PRICE will be:

AIRCRAFT   **BASIC PRICE (JAN/1996)**

[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

All other terms and conditions of the EMB-145 Purchase Agreement, which are not specifically amended by this Amendment 26, shall remain in full force and effect without any change.

[Intentionally left blank]

IN WITNESS WHEREOF, EMBRAER and BUYER, by their duly authorized officers, have entered into and executed this Amendment 26 to the Purchase Agreement to be effective as of the date first written above.

EMBRAER - Empresa Brasileira de Aeronáutica S.A.	EXPRESSJET AIRLINES, INC.
By: /s/ Frederico Fleury Curado	By: /s/ Frederick Cromer
Name: Frederico Fleury Curado	Name: Frederick Cromer
Title: Executive Vice-President Airline Market	Title: Vice President and Chief Financial Officer
By: /s/ Flavio Rimoli	
Name: Flavio Rimoli	
Title: Director of Contracts	
Date:	Date: 9 July 2002
Place: Sao Jose Dos Campos, SP	Place: Houston, TX
Witness: /s/ Fernando Bueno	Witness: Pamela Baley
Name: Fernando Bueno	Name: Pamela Baley